Issuer Free Writing Prospectus

Filed Pursuant to Rule 433(f)

Registration No. 333-190588

July 16, 2014

PHILLIPS EDISON — ARC GROCERY CENTER REIT II, INC.

Phillips Edison - ARC Grocery Center REIT II, Inc. (referred to herein as “us,” “we,” “our” or the “Company”) filed a registration statement on Form S-11 (including a prospectus) with the Securities and Exchange Commission (the “SEC”) on August 13, 2013, and the registration statement became effective on November 25, 2013, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, as supplemented, and other documents the Company has filed with the SEC for more information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, Realty Capital Securities, LLC, the dealer manager participating in the offering, or any other dealer participating in the offering will arrange to send you the prospectus and supplements thereto if you request them by calling toll-free 1-877-373-2522.

On July 10, 2014, GlobeSt.com, an online real estate industry publication, published an article, the full text of which is reproduced below, after asking for and obtaining a written statement from Jeffrey Edison, the chairman of our board of directors and our chief executive officer.

The article was not prepared or reviewed by the Company or any of its affiliates prior to publication. GlobeSt.com routinely publishes articles on real estate business news. GlobeSt.com is wholly unaffiliated with the Company, and none of the Company, its sponsors, AR Capital, LLC, Realty Capital Securities, LLC and Phillips Edison Limited Partnership, nor any of their respective affiliates, have made any payment or given any consideration to GlobeSt.com in connection with the article below or any other matter published by GlobeSt.com concerning the Company or any of its affiliates. Statements in the article that are not attributed directly to Mr. Edison represent the author’s or others’ opinions and are not endorsed or adopted by the Company or any of its affiliates.

Full Text of GlobeSt.com Article

Phillips Edison Using a Contrarian Approach

By Brian J. Rogal | Cincinnati

The REIT sees opportunities in secondary markets like this Kroger-anchored center in Louisville.

CINCINNATI—The Phillips Edison-ARC Shopping Center REIT Inc. has been one of the most active buyers of shopping centers in the US. And in the second quarter, the Cincinnati-based trust kept up the speedy pace by purchasing 20 centers in 11 states with an aggregate price of $315 million. This tops the first quarter, when the company picked up 17 centers across the US with an aggregate price of $285.7 million. Its long-term strategy has been to assemble a portfolio of neighborhood and community shopping centers anchored by the #1 or #2 grocers in its targeted markets.

The second quarter acquisitions expanded the REIT’s presence in Florida, Georgia, Kentucky, Pennsylvania, Virginia, South Carolina and Texas. And it reached into the far west and New England by adding for the first time properties in Massachusetts, Nevada and Washington, as well as Tennessee.

“Our strategy is to build a portfolio of assets diversified by geography, grocery anchor, tenancy, creditworthiness and lease expirations,” Jeff Edison, chairman of the board and chief executive officer, tells GlobeSt.com. “We have an in-house acquisitions team with national coverage that looks for opportunities in strong infill growth markets across the country. We continue to look for opportunities in the west and New England that support our diversification strategy.”

The purchases added about 2.1-million-square-feet to the company’s portfolio, which now totals about 12.6-million-square-feet of gross leasable area in 120 grocery-anchored shopping centers with an aggregate purchase price of over $1.8 billion.

Phillips Edison & Company and AR Capital, LLC sponsor the company. And Edison says that they are currently raising equity for another non-traded REIT, called Phillips Edison-ARC Grocery Center REIT II.

“Competition is definitely heating up for grocery-anchored centers in top coastal markets – the exchange traded REITs, institutions and foreign investors are the primary buyers of centers in those markets,” Edison adds. However, Phillips Edison-ARC has “a contrarian approach to acquisitions, and focus on buying quality assets in secondary markets. Rent growth in our markets tracks and eventually outpaces the top 25 markets, and we can acquire these assets at higher initial yields. The rent growth and higher initial yield factors combined with our ability to grow net operating income leads to overall better returns. We see tremendous opportunities in secondary markets, and the public companies and other investors don’t see that.”

The second quarter acquisitions included: Kirkwood Market Place, anchored by Sprouts in Houston; Hampton Village, anchored by Publix in Taylors, SC; Southwest Marketplace, anchored by Smith’s Food and Drug in Las Vegas; Hamilton Village, anchored by Walmart Supercenter in Chattanooga; Waynesboro Plaza, anchored by Martin’s in Waynesboro, VA; Fairview Plaza Shopping Center, anchored by Giant in New Cumberland, PA; Townfair Center, anchored by Giant Eagle in Indiana, PA; Cushing Plaza, anchored by Shaw’s in Cohasset, MA; Shaw’s Plaza, anchored by Shaw’s in Easton, MA; Shaw’s Plaza, anchored by Shaw’s in Hanover, MA; Hannaford Bros. Plaza, anchored by Hannaford in Waltham, MA; Central Station, anchored by Kroger in Louisville; Park View Square, anchored by Winn-Dixie in Miramar, FL; St. John’s Commons, anchored by Winn-Dixie in Jacksonville, FL; Deerwood Lake Commons, anchored by Publix in Jacksonville, FL; Orchards Shopping Center, anchored by Rosauers in Yakima, WA; Lovejoy Village, anchored by Kroger in Jonesboro, GA; Heath Brook Commons, anchored by Publix in Ocala, FL; West Creek Commons, anchored by Publix in Coconut Creek, FL; and Broadway Promenade, anchored by Publix in Sarasota, FL.